

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 28, 2017

Via E-mail
Mr. Alan M. Brown
Chief Executive Officer
Tombstone Exploration Corporation
6529 E. Friess Drive
Scottsdale, AZ 85254

      **Re:**     **Tombstone Exploration Corporation**
                 **Form 20-F for Fiscal Year Ended December 31, 2015**
                 **Filed September 9, 2016**
                 **Response dated January 31, 2017**
                 **File No. 000-29922**

Dear Mr. Brown:

      We issued comments to you on the above captioned filing and response on February 14, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 12, 2017.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      You may contact James Giugliano at (202) 551-3319, or Angela Lumley at (202) 551-3398, with any questions.

                            Sincerely,

                            /s/ Rufus Decker

                            Rufus Decker
                            Accounting Branch Chief
                            Office of Beverages, Apparel, and
                            Mining